PLATINUM GROUP METALS LTD.	Suite 328-550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 05-120 November 29, 2005

Western Bushveld Joint Venture Resource Update and Details

Vancouver, BC  November 29, 2005 Platinum Group Metals Ltd. (PTM:TSX, PTMQF:OTCBB) reports that an update of the Western Bushveld Joint Venture (“WBJV”) resources planned for November is now expected by December 12, 2005. The resource update will incorporate regional and historical information and a total of 53 PTM boreholes for 27,000 meters. The resource update will consider the current resource area (Project 1) and the area immediately along strike (Project 2).

PTM, as operator of the Western Bushveld Joint Venture has completed a total of 65 holes for 29,000 meters of drilling. The holes with assays currently pending and further drilling to March 2006 will be incorporated into a planned Pre-feasibility study. As set out previously, the Pre-feasibility is targeted for mid-2006 and geo-technical engineering, planning, scheduling and other work is ongoing. A Definitive Feasibility Study on the WBJV remains targeted for the end of 2006.

The Resources reported August 12, 2005 included regional information from the adjoining BRPM platinum mine, drill information from Anglo Platinum work prior to the formation of the WBJV as well as results from 18 PTM boreholes.

Additional information on the August 12, 2005 Preliminary Assessment and Resource Report is provided herein for clarity. The Inferred Resource declaration made August 12, 2005 is set out below unchanged. As required by NI 43-101 format, the split in the quoted 3E+Au (Pt, Pd, Rh and Gold), in grams per tonne (“prill split”) for the Merensky and UG2 reef resources are presented here.

The same percentage prill split information for the Merensky Reef was presented in the basket calculation metal price section of the Preliminary Assessment and Resource Update, August 12, 2005. Previously, the grade split was presented with other factors such as exchange rates and metals prices not involved in the rigorous statistical process of the resource estimate. Caution must be exercised in using the grade breakdown, as the combined 3 PGM+Au grades are used in the geo-statistical modeling and the prill splits have been estimated through simple averages.

 The following information is provided as required by NI- 43-101. An estimated breakout of the

3 PGMs+Au will also be supplied with the resource update expected by December 12, 2005.

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain 1	200	13.87	9.67	1.11	1.12	134.11	4.312
MR Domain 2	400	0.534	6.47	0.42	1.00	3.46	0.111
UG2 Domain 1	400	2.21	4.32	1.35	1.35	9.57	0.310

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Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR Domain 1	61%	5.90	30%	2.90	4%	0.39	5%	0.48
MR Domain 2	61%	3.95	30%	1.94	4%	0.26	5%	0.32
UG2 Domain 1	65%	2.81	25%	1.06	10%	0.42	1%	0.03

Qualified Person, Quality Control and Assurance and Cautions

Willie Visser is the internal non independent Qualified Person, "QP" for the Preliminary Assessment Report dated August 8, 2005 and this Release. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400279/04). Mr. Visser is the Exploration Manager with 16 years experience as a geologist and resource evaluator. Samples were analyzed under PTM's and Anglo Platinum's protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

The Preliminary Assessment Report and Resource Report dated August 8, 2005 filed on Sedar provided the declaration of the inferred resource and preliminary project and economic models. Until the Inferred Resource is upgraded to an Indicated or Measured Resources, there can be no certainty that the Preliminary Assessment Report economic consideration will be realized. Although certain potential economic models have been provided in the Preliminary Assessment Report, these economic models will be significantly revised and replaced as additional drilling and engineering considerations are completed.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the Preliminary Assessment will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

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Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE